UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

| OMB APPROVAL | |
|---|---|
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| Expires: | March 31, 2016 |
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14047815

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44112 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 14th Floor
(No. and Street)

| New York | New York | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (866) 789-0736 extension 1008
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

| 1750 Tysons Blvd., Suite 800 | McLean | Virginia | 22102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/20/14

## OATH OR AFFIRMATION

We, John Matos and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the "Company"), as of and for the year ended December 31, 2013, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Matos
Chief Executive Officer
E*TRADE Securities LLC

Date 2/25/14

Notary Public

MELODIE L STRAWN
Notary Public, State of New York
No. 01ST6184801
Qualified in New York County
Commission Expires April 7, 2016

Shane Mulron
Chief Financial Officer
E*TRADE Securities LLC

Date 2/25/14

Notary Public

MELODIE L STRAWN
Notary Public, State of New York
No. 01ST6184801
Qualified in New York County
Commission Expires April 7, 2016

Deloitte.

# E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition
as of December 31, 2013 and Independent
Auditors' Report and Supplemental
Report on Internal Control

* * * * *

# E*TRADE SECURITIES LLC

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

**(SEC ID. NO. 8-44112)**

**Statement of Financial Condition as of December 31, 2013 and Independent Auditors' Report and Supplemental Report on Internal Control**

* * * * *

**PUBLIC DOCUMENT**

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act. A statement of financial condition and supplemental report on internal control bound separately has been filed with the Securities and Exchange Commission and the Commodity Futures Trading Commission simultaneously herewith as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
E*TRADE Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2013, and the related notes ("the financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.

## Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

## Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of E*TRADE Securities LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2014

# E*TRADE SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2013
## (In thousands)

### ASSETS

| | | |
|---|---|---|
| Cash and equivalents | $ | 294,205 |
| Goodwill | | 1,615,243 |
| Other intangibles, net | | 215,930 |
| Internally developed software, net | | 76,000 |
| Receivables from Parent and affiliated companies | | 54,552 |
| Other assets | | 25,093 |
| TOTAL ASSETS | $ | 2,281,023 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Deferred tax liabilities, net | $ | 343,335 |
| Payables to affiliated companies | | 29,252 |
| Payables to brokers and dealers | | 17,379 |
| Accrued compensation and benefits | | 16,841 |
| Income tax payable | | 4,909 |
| Other liabilities | | 11,570 |
| TOTAL LIABILITIES | | 423,286 |
| MEMBER'S EQUITY | | 1,857,737 |
| TOTAL LIABITIES AND MEMBER'S EQUITY | $ | 2,281,023 |

See notes to statement of financial condition.

### 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Organization*** – E*TRADE Securities LLC (the "Company"), is a wholly owned direct subsidiary of E*TRADE Bank (the "Bank"), which is an indirect wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent"). The Company, a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker under the Commodity Exchange Act and is a member of the National Futures Association ("NFA").

The Company clears the majority of its customer transactions, including customers' futures transactions, through E*TRADE Clearing LLC ("E*TRADE Clearing"), a wholly owned direct subsidiary of the Bank, on a fully disclosed basis under an introducing broker-dealer relationship. These clearing services are provided to the Company under clearing agreements (the "Clearing Agreements"). The Company clears its customers' foreign exchange transactions through an unaffiliated company.

***Nature of Operations*** – The Company is a provider of brokerage services primarily to retail customers. Such services include automated order placement and execution of market and limit equity orders, futures, options, exchange-traded funds, mutual funds, bond orders and the access to buy, sell and hold foreign equities in local currencies in six international markets, including Canada, France, Germany, Hong Kong, Japan and the United Kingdom. The Company also offers online services such as quick transfer, wireless account access, extended hours trading, quotes, research and advanced planning tools.

***Use of Estimates*** – The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the periods presented. Actual results could differ from management's estimates. Certain significant accounting policies are critical because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition. Material estimates in which management believes near-term changes could reasonably occur include: estimates of effective tax rates; deferred taxes and valuation allowances; fair value measurements; and valuation of goodwill and other intangibles.

***Financial Statement Description and Related Accounting Policies***

Below are descriptions and accounting policies for certain of the Company's financial statement categories:

***Cash and Equivalents*** – The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash equivalents.

***Receivables from and Payables to Brokers and Dealers*** – Receivables from brokers and dealers represent order flow receivables from third party market makers and market centers and commission receivables from third party broker-dealers. Payables to brokers and dealers primarily represent net payables arising from unsettled trades. See Note 3 – Receivables from and Payables to Brokers and Dealers.

***Goodwill and Other Intangibles, net*** – Goodwill is acquired through business combinations and represents the excess of the purchase price over the fair value of net tangible assets and identifiable intangible assets. The Company evaluates goodwill for impairment on an annual basis as of November 30 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company has the option of performing a qualitative assessment of goodwill for any of its reporting units to determine whether it is more likely than not that the fair value is less than the carrying value of a reporting unit. If it is more likely than not that the fair value exceeds the carrying value of the reporting unit, then no further testing is necessary; otherwise, the Company must perform a two-step quantitative assessment of goodwill. The Company may elect to bypass the qualitative assessment and proceed directly to performing a two-step quantitative assessment.

Other intangibles, net represents the excess of the purchase price over the fair value of net tangible assets acquired through the Company's business combinations. The Company evaluates other intangible assets for impairment on an annual basis or when events or changes indicate the carrying value may not be recoverable. The Company evaluates the remaining useful lives of intangible assets with finite lives each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

***Internally developed software, net*** – The costs of internally developed software that qualify for capitalization are included in the internally developed software, net line item. For qualifying internal-use software costs, capitalization begins when the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that future economic benefits are less than probable. Technology development costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization treatment are expensed as incurred.

***Income Taxes*** – Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes than for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. Each member included in the federal consolidated group computes its separate federal tax expense as it files a separate tax return. For members included in a combined state tax filing, the computation of each member's state expense (benefit) is computed based on the separate member's income or loss using the blended effective tax rate for the entire combined group. Uncertain tax positions are only recognized when it is more likely than not that it will be sustained upon examination. For uncertain tax positions, tax benefit is recognized for cases in which it is more than fifty percent likely of being sustained on ultimate settlement. See Note 7 – Income Taxes.

***Fair Value*** – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or other accounting guidance. See Note 2 – Fair Value Disclosures.

***Estimated Fair Value of Financial Instruments*** – The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash and equivalents, receivables from and payables to brokers, dealers, customers, non-customers, and affiliated companies and other liabilities approximate fair value.

***Share-Based Payments*** – The Company participates in its Parent's share-based employee compensation plans. The Parent and the Company record share-based payments expense in accordance with the stock compensation accounting guidance. The Company records compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures.

## 2. FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.

- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

***Fair Value of Financial Instruments Not Carried at Fair Value***

The fair value of cash and equivalents was estimated to be carrying value and classified as Level 1 of the fair value hierarchy.

The fair value of receivables from Parent or affiliated companies, payables to brokers, dealers, clearing organizations, affiliated companies and long and short inventory positions was estimated to be carrying value and classified as Level 2 of the fair value hierarchy.

## 3. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

Receivables from brokers and dealers of $7.6 million represent payment for order flow receivable from third party market makers and market centers and commission receivables from third party broker-dealers and are included in other assets on the statement of financial condition. Payables to brokers and dealers of $17.4 million primarily represent net payables arising from unsettled trades.

## 4. GOODWILL AND OTHER INTANGIBLES, NET

Goodwill and other intangibles are evaluated for impairment on an annual basis or in interim periods when events or circumstances indicate the carrying value may not be recoverable.

The Company performed its annual goodwill impairment evaluation and concluded that it was not impaired as of December 31, 2013. At December 31, 2013, the Company held goodwill at a carrying value of $1.6 billion.

Other intangible assets with finite lives, which are primarily amortized on an accelerated basis, consist of the following (dollars in thousands):

| | Weighted Average Original Useful Life (Years) | Weighted Average Remaining Useful Life (Years) | Gross Amount | Accumulated Amortization | Net Amount |
|---|---|---|---|---|---|
| Customer list | 20 | 12 | $ 434,804 | $(218,874) | $ 215,930 |

## 5. INTERNALLY DEVELOPED SOFTWARE, NET

The Company and the Parent are party to Master Services Agreement ("MSA"), under which the Parent provides software development services to the Company. For the year ended December 31, 2013, the Company paid the Parent $17.3 million for internally developed software specifically attributable to the Company. At December 31, 2013, the Company had $76.0 million of internally developed software, net on the statement of financial condition.

During 2013, the Company entered into an agreement ("Platform Services Agreement") with E*TRADE Platform Services LLC ("Platform Services"), an affiliated company, to purchase certain software and related identified assets and rights. For the year ended December 31, 2013, the Company paid E*TRADE Platform Services LLC $3.0 million for internally developed software.

Internally developed software are carried at cost and amortized on a straight-line basis over estimated useful lives of four years. Included in the capitalized internally developed software at December 31, 2013, is $10.9 million of costs associated with internal software in the process of development for which amortization has not begun.

## 6. RELATED PARTY TRANSACTIONS

Under the terms of the MSA, the Parent provides the Company with technology infrastructure, back-

office operations, facilities, and general and administrative support.

The Company receives operational services, including management assistance and other support from E*TRADE Brokerage Services, Inc., an affiliated company, for a portion of the year ended December 31, 2013.

Customer support services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

Pursuant to the Clearing Agreement with E*TRADE Clearing, the Company has a clearing deposit of $5.3 million, which is recorded in other assets on the statement of financial condition. E*TRADE Clearing is entitled to certain fees for the clearance and settlement of introduced customer security transactions. A portion of these fees were allocated by the Company to various international affiliates, who are indirect wholly owned subsidiaries of the Parent, under service agreements. E*TRADE Clearing collects commissions and related fees from customers of the Company and remits such amounts to the Company. At December 31, 2013, the receivable from E*TRADE Clearing of $51.0 million represents a portion of the December 2013 collections. This amount is recorded in receivables from Parent and affiliated companies in the statement of financial condition.

The Company offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfer certain customer balances to the Bank and other unaffiliated companies. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank pays E*TRADE Clearing a fee based on the average SDA balances at a negotiated rate that approximates market, a portion of which is remitted to the Company in accordance with its Clearing Agreement.

The Company provides customer support services for deposit and banking products under agreements with the Bank.

The Company and E*TRADE Financial Corporate Services Inc. ("Corporate Services"), an affiliated company, are party to an agreement under which the Company licenses the right to use certain assets to Corporate Services.

The Company provides securities execution, custody, account administration and other related services under an agreement with E*TRADE Capital Management, LLC.

The Company routes customer equity securities orders to a number of market makers and market centers for execution, including G1 Execution Services, LLC ("G1 Execution Services"), an affiliated company, for which the Company earned revenue. As of December 31, 2013, the Company had a receivable from G1 Execution Services of $2.3 million.

## 7. INCOME TAXES

The Company is classified as an association taxable as a corporation for federal and state income tax purposes. Thus, the Company must accrue and pay federal and state taxes based on its income.

The Company is included in the consolidated federal income tax return of the Parent pursuant to a tax sharing agreement. It also files tax returns in multiple states. The following table summarizes the tax years that are either currently under examination or remain open under the statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

| Jurisdiction | Open Tax Year |
|---|---|
| United States | 2004 – 2013 |
| Various states[(1)] | 2005 – 2013 |

(1) Major state tax jurisdictions include California, Georgia, Illinois, New Jersey, New York and Virginia

Within the next 12 months we do not expect the Company's unrecognized tax benefits to significantly change as a result of settlements of certain examinations or expiration of statues limitations.

The Company's practice is to recognize interest and penalties, if any, related to income tax matters. The Company has total gross reserves for interest and penalties of $0.7 million as of December 31, 2013.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carry forwards that created the deferred tax assets and liabilities (included in deferred tax liabilities, net in the statement of financial condition) are as follows (in thousands):

| | |
|---|---|
| Deferred tax assets: | |
| Deferred compensation | $ 7,404 |
| Restructuring reserve | 2 |
| Other | 5,752 |
| Total deferred tax assets | 13,158 |
| Deferred tax liabilities: | |
| Goodwill amortization | (340,787) |
| Acquired intangibles | (15,706) |
| Total deferred tax liabilities | (356,493) |
| Deferred tax liabilities, net | $ (343,335) |

The Company did not provide for a valuation allowance against its deferred tax assets as it is more likely than not all of the deferred tax assets will be realized.

## 8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2013, the

Company had net capital of $261.0 million which was $260.8 million in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its Parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

The Company has entered into an agreement with E*TRADE Clearing that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of an introducing broker ("PAIB") and to permit the correspondent to use PAIB in its capital computations. At December 31, 2013, the balance at the clearing broker was $5.3 million, which is recorded in other assets on the statement of financial condition.

## 9. COMMITMENTS, CONTINGENCIES AND OTHER REGULATORY MATTERS

The securities and banking industries are subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities, banking and other matters. The Company is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA, CFTC, NFA or Office of Comptroller of Currency ("OCC") by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

*Litigation Matters*

On May 16, 2011, Droplets Inc., the holder of two patents pertaining to user interface servers, filed a complaint in the U.S. District Court for the Eastern District of Texas against the Company, the Parent, the Bank and multiple other unaffiliated financial services firms. Plaintiff contends that the defendants engaged in patent infringement under federal law. Plaintiff seeks unspecified damages and an injunction against future infringements, plus royalties, costs, interest and attorneys' fees. On September 30, 2011, the Company and several co-defendants filed a motion to transfer the case to the Southern District of New York. Venue discovery occurred throughout December 2011. On January 1, 2012, a new judge was assigned to the case. On March 28, 2012, a change of venue was granted and the case was transferred to the United States District Court for the Southern District of New York. The Company filed its answer and counterclaim on June 13, 2012 and plaintiff moved to dismiss the counterclaim. The Company filed a motion for summary judgment. Plaintiffs sought to change venue back to the Eastern District of Texas on the theory that this case is one of several matters that should be consolidated in a single multi-district litigation. On December 12, 2012, the Multidistrict Litigation Panel denied the transfer of this action to Texas. By opinion dated April 4, 2013, the Court denied defendants' motion for summary judgment and plaintiff's motion to dismiss the counterclaims. The Court issued its order on claim construction on October 22, 2013, and by order dated January 28, 2014, the court adopted the defendants' proposed claims construction. The Company will continue to defend itself vigorously in this matter

On April 30, 2013, a putative class action was filed by John Scranton, on behalf of himself and a class of persons similarly situated, against the Company and the Parent in the Superior Court of California, County of Santa Clara, pursuant to the California procedures for a private Attorney General action. The Complaint alleged that the Company misrepresented through its website that it would always automatically exercise options that were in-the-money by $0.01 or more on expiration date. Plaintiffs allege violations of the California Unfair Competition Law, the California Consumer Remedies Act, fraud, misrepresentation, negligent misrepresentation and Breach of Fiduciary Duty. The case has been deemed complex within the meaning of the California Rules of Court, and a case management conference was held on September 13, 2013. The Company's demurrer and motion to strike the complaint are to be set for hearing were granted by order dated December 20, 2013. The Court granted leave to amend the complaint. A second amended complaint was filed on January 31, 2014 and the Company's response is due March 3, 2014. The Company will continue to defend itself vigorously in this matter.

*Regulatory Matters*

During 2012, the Company completed a review of order handling practices and pricing for order flow between the Company and G1 Execution Services. The Company has implemented changes to its practices and procedures that were recommended during the review. Banking regulators and federal securities regulators were regularly updated during the course of the review and may initiate investigations into the Company's historical practices which could subject it to monetary penalties and cease-and-desist orders, which could also prompt claims by customers of the Company. Any of these actions could materially and adversely affect the Company's broker-dealer businesses. On July 11, 2013, FINRA notified the Company and G1 Execution Services that it is conducting an examination of both firms' routing practices. The Company is cooperating fully with FINRA in this examination.

In addition to the matters described above, the Company is subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the Company is unable to reasonably estimate a range of possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses would not be reasonably likely to have a material adverse effect on the consolidated financial condition or results of operations of the Company.

An unfavorable outcome in any matter could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. In addition, even if the ultimate outcomes are resolved in the Company's favor, the defense of such litigation could entail considerable cost or the diversion of the efforts of management, either of which could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

*Estimated Liabilities*

For all legal matters, an estimated liability is established in accordance with the loss contingencies accounting guidance. Once established, the estimated liability is adjusted based on available information when an event occurs requiring an adjustment.

*Guarantees*

The Company has provided a guarantee to E*TRADE Clearing. Under the agreement, the Company has agreed to indemnify E*TRADE Clearing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable and the potential for the Company to be required to make payments under this agreement is remote, and have not occurred during the year ended December 31, 2013. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

## 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

## 11. SUBSEQUENT EVENT

The Company entered into an order handling agreement whereby it will route 70% of its customer equity order flow to G1 Execution Services over the next five years, subject to best execution standards.

* * * * *

Deloitte.

**Deloitte & Touche LLP**
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

To the Board of Directors and Member of
E*TRADE Securities LLC
New York, New York

In planning and performing our audit of the financial statements of E*TRADE Securities LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2013 (on which we issued our report dated February 25, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 25, 2014

**Deloitte.**

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
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Deloitte & Touche LLP
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Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
E*TRADE Securities LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by E*TRADE Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2014

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044112 FINRA DEC
E*TRADE SECURITIES LLC 6*6
ATTN JIM FYFFE
1271 AVENUE OF THE AMERICAS 14TH FL
NEW YORK NY 10020-1300

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment (item 2e from page 2) $ 1,702,952

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 849,054 )
7/29/13
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 853,898

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 853,898

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 853,898

H. Overpayment carried forward $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E*TRADE SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30th day of JANUARY, 2014.

DIRECTOR, ACCOUNTING
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2013** and ending **12/31/2013**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 894,962,970 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | — |
| (2) Net loss from principal transactions in securities in trading accounts. | — |
| (3) Net loss from principal transactions in commodities in trading accounts. | — |
| (4) Interest and dividend expense deducted in determining item 2a. | — |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | — |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | — |
| (7) Net loss from securities in investment accounts. | — |
| Total additions | — |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 26,150,061 |
| (2) Revenues from commodity transactions. | 2,025,866 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 117,395,324 |
| (4) Reimbursements for postage in connection with proxy solicitation. | — |
| (5) Net gain from securities in investment accounts. | — |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | — |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | — |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation) | — |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ — | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 68,210,806 | |
| Enter the greater of line (i) or (ii) | 68,210,806 |
| Total deductions | 213,782,057 |
| 2d. SIPC Net Operating Revenues | $ 681,180,913 |
| 2e. General Assessment @ .0025 | $ 1,702,952 |

(to page 1, line 2.A.)

Member of
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